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                                  UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549


                                     FORM 15


                        Commission file number 333-50683


                             SF HOLDINGS GROUP, INC.
             (Exact name of registrant as specified in its charter)




373 Park Avenue South, New York, New York                         10016
 (Address of principal executive offices)                       (Zip Code)

        Registrant's telephone number, including area code: 212/779-7448




   $144 million of 12-3/4% Senior Secured Discount Notes due 2008, as amended
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            (Title of each class of securities covered by this Form)




                  133/4% Exchangeable Preferred Stock due 2009
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         (Titles of all other classes of securities for which a duty to file reports under 13(a) of 15(d) remains)


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Please place an X in the box(es) to designate the appropriate rule provision(s)
relied upon to terminate or suspend the duty to file reports:

  Rule 12g-4(a)(1)(i)                [   ]     Rule 12h-3(b)(1)(i)        [ X ]

  Rule 12g-4(a)(1)(ii)               [   ]     Rule 12h-3(b)(1)(ii)       [   ]

  Rule 12g-4(a)(2)(I)                [   ]     Rule 12h-3(b)(2)(i)        [   ]

  Rule 12g-4(a)(2)(ii)               [   ]     Rule 12h-3(b)(2)(ii)       [   ]



Approximate  number   of   holders   of   record   as   of  the certification or
notice date:  4

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                                   SIGNATURES



Pursuant to the requirements of the Securities Exchange Act of 1934, SF Holdings Group, Inc. has caused this certification/notice to be signed on its behalf by the undersigned duly authorized officer and principal financial officer.



                                           SF HOLDINGS GROUP, INC.
                                           (registrant)

Date:  June 24, 2002                       By:  /s/ Hans H. Heinsen
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                                           Hans H. Heinsen
                                           Senior Vice President,
                                           Chief Financial Officer and Treasurer

                                           (Principal Financial  and  Accounting
                                           Officer and Duly Authorized Officer)

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